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Lass Cafe & Cocktails

Dive Bar and Food Truck

993 N Loop 337
New Braunfels, TX 78130
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Data Room
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THE PITCH
Lass Cafe & Cocktails is seeking investment to open a brick and mortar location for our food truck.
Renovating LocationFirst LocationAdding A LocationExpanding Location
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OUR STORY

Brittney Hitzfelder and her sister Michelle Chapa were both born and raised in New Braunfels, TX. They are descended from two prominent New Braunfels families, Hitzfelder's and Haecker's. That being said, all holidays and birthdays (any other day for that matter) were big gatherings. They grew up being very comfortable in large crowds… in fact most days they prefer the crowds. They would ride the bus after school to their Oma & Opa Haecker's house everyday. There were a myriad of people that showed up to "shoot the shit" with their grandparents. The refrigerator always had cold beer and there was plenty of gossip to go around at their Oma & Opa's house.

On the Hitzfelder side of the family things were a bit different. Their Omie & Opie Hitzfelder preferred to go out to socialize. They went to the race track every weekend and some weekdays. It didn't matter how far the drive was, Ruidosa, NM, Louisiana Downs, LA, Remington Park, OK or any track in Texas they were there. In the 70's and late 80's they had horses running at most of those tracks. Harold, Brittney and Michelle's father, was the trainer for all of the Hitzfelder family horses.
The Texas Bred Winner for 1979 was Three Oh's Lass, a horse that was owned by Henry (their Opie) and trained by their father Harold. This horse is the namesake of Lass Café & Cocktails.
This background instilled the importance of family and friendship into Brittney & Michelle. They hope to combine both atmospheres at Lass Café & Cocktails. Each woman has specific skills that complement each other seamlessly.
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TARGET MARKET

Lass offers a variety of cuisine for weekend brunch, lunch and dinners. Lass will also offer a wide selection of high quality producer wines by the bottle, glass and on tap. A large selection of local and craft draft beers and bottle beers, craft cocktails on draft and handcrafted will be available.

We will offer an option that is family friendly and serves food. We will be open 7 days a week as well as early hours on weekends for brunch and soccer crowds.
Lass will serve as a neighborhood bar in the Rivercrest/Gruene District. Far enough away from the hustle and bustle of Gruene and close enough to draw tourists.
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LOCATION

We are making this retail location the home for our food truck. With upgrades to the bar and buildout of an outdoor patio the new Lass Cafe & Cocktails has a goal of being be fully operational in early 2022

Full-bar: including beers on tap, wine, & liquor

New Outdoor Patio, room for up to 50 additional guests
Kitchen and Facilities upgrades to help with the food prep and services
Onsite Parking and To-go ordering
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OUR MENU
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THE TEAM
Brittney Hitzfelder
Co-0wner

Brittney has more than 20 years in this industry and 10 years experience in managing high end restaurants and bars. Most recently she was the General Manager of Haymaker on Manor Rd. in East Austin and before that the General Manager of South Lamar staple, Olivia Restaurant. She is a level one Sommelier and is pursuing the certified Sommelier accreditation. In addition, she is a certified Bourbon Steward. She is also a certified beer server seeking her certified Cicerone.

Michelle Chapa
Co-0wner

Michelle has a 20 year background at Travel Centers of America in sales and merchandising. She is also efficient customer service. In addition, she controlled day to day operations including but not limited to inventory ordering, inventory control, accounts payable/receivable and basic bookkeeping. She is ASE Certified in parts sales.

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Reviews

"They have wonderful food and very friendly service." - Brandi Vicknair

"I drove from Kyle, TX just to have THE best fried bologna sandwich and fries I ever had!!!"-Vickie Bennett-Nordick

"The best hamburger I've had in a very long time!!"- Jennifer Black

"OMG!
FRIED BOLOGNA SANDWICH!
SOOOO GOOD!
Excellent, friendly service!
Outdoor seating!
Affordable!
Love the LASS!"

-Michele Lee McDonald

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Build out $25,000
Equipment $22,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $253,600 $278,960 $298,487 $313,411 $329,082
Cost of Goods Sold $88,760 $97,636 $104,470 $109,693 $115,177
Gross Profit $164,840 $181,324 $194,017 $203,718 $213,905

EXPENSES

Utilities $24,000 $24,600 $25,215 $25,845 $26,491
Salaries $50,000 $50,000 $50,000 $50,000 $50,000
Insurance $1,362 $1,396 $1,430 $1,465 $1,501
Equipment Lease $870 $891 $913 $935 $958
Repairs & Maintenance $2,770 $2,839 $2,909 $2,981 $3,055
Legal & Professional Fees $1,012 $1,037 $1,062 $1,088 $1,115
Dry Cleaning $1,440 $1,476 $1,512 $1,549 $1,587
Decor $2,400 $2,460 $2,521 $2,584 $2,648
China/Glass/Silverware $2,400 $2,460 $2,521 $2,584 $2,648
Bar Supplies $2,100 $2,152 $2,205 $2,260 $2,316
Kitchen Supplies $1,860 $1,906 $1,953 $2,001 $2,051
Restaurant Supplies $1,860 $1,906 $1,953 $2,001 $2,051
Pest Control $900 $922 $945 $968 $992
In-House Entertainment $1,800 $1,845 $1,891 $1,938 $1,986
Soaps & Chemicals $2,400 $2,460 $2,521 $2,584 $2,648
Training & Education $1,800 $1,845 $1,891 $1,938 $1,986
Printing Expense $1,500 $1,537 $1,575 $1,614 $1,654
Meals & Entertainment $3,000 $3,075 $3,151 $3,229 $3,309
Paper Products $6,900 $7,072 $7,248 $7,429 $7,614
Vehicle Expense $1,500 $1,537 $1,575 $1,614 $1,654
Operating Profit $52,966 $67,908 $79,026 $87,111 $95,641

This information is provided by Lass Cafe & Cocktails. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $85,000
Amount Invested $0
Investors 0
Investment Round Ends February 18th, 2022
Summary of Terms
Legal Business Name Lass Cafe & Cocktails
Investment Structure Revenue Sharing Note
Investment Multiple 1.7×
Business's Revenue Share 4%-6.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1st, 2029
Financial Condition
Forecasted milestones

Lass Cafe & Cocktails forecasts the following milestones:

Owns location in New Braunfels since May,2015.

Hire for the following positions by March 2022: General Manager, Kitchen Manager and Bar Manager

Achieve [$X] revenue per year by [Year].

Achieve [$Y] profit per year by [Year].

Limited operating history

Lass Cafe & Cocktails was established in May 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Lass Cafe & Cocktails has a strong, liquidity position due to its high cash reserves as compared to debt and other liabilities. Lass Cafe & Cocktails expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Lass Cafe & Cocktails to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Lass Cafe & Cocktails operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Lass Cafe & Cocktails competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Lass Cafe & Cocktails's core business or the inability to compete successfully against the with other competitors could negatively affect Lass Cafe & Cocktails's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Lass Cafe & Cocktails's management or vote on and/or influence any managerial decisions regarding Lass Cafe & Cocktails. Furthermore, if the founders or other key personnel of Lass Cafe & Cocktails were to leave Lass Cafe & Cocktails or become unable to work, Lass Cafe & Cocktails (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Lass Cafe & Cocktails and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Lass Cafe & Cocktails is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Lass Cafe & Cocktails might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Lass Cafe & Cocktails is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Lass Cafe & Cocktails

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Lass Cafe & Cocktails's financial performance or ability to continue to operate. In the event Lass Cafe & Cocktails ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Lass Cafe & Cocktails nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Lass Cafe & Cocktails will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Lass Cafe & Cocktails is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Lass Cafe & Cocktails will carry some insurance, Lass Cafe & Cocktails may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Lass Cafe & Cocktails could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Lass Cafe & Cocktails's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Lass Cafe & Cocktails's management will coincide: you both want Lass Cafe & Cocktails to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Lass Cafe & Cocktails to act conservative to make sure they are best equipped to repay the Note obligations, while Lass Cafe & Cocktails might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Lass Cafe & Cocktails needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Lass Cafe & Cocktails or management), which is responsible for monitoring Lass Cafe & Cocktails's compliance with the law. Lass Cafe & Cocktails will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Lass Cafe & Cocktails is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Lass Cafe & Cocktails fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Lass Cafe & Cocktails, and the revenue of Lass Cafe & Cocktails can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Lass Cafe & Cocktails to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Changes in Economic Conditions Could Hurt Lass Cafe & Cocktails

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Lass Cafe & Cocktails's financial performance or ability to continue to operate. In the event Lass Cafe & Cocktails ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Limited Operating History

Lass Cafe & Cocktails is a newly established entity and has no history for prospective investors to consider.

This information is provided by Lass Cafe & Cocktails. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Lass Cafe & Cocktails isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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